Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287599

PROSPECTUS SUPPLEMENT NO. 4

(to prospectus dated effective March 27, 2026)

Medicus Pharma Ltd.

3,245,595 Common Shares Issuable upon the Exercise of Warrants

This prospectus supplement amends and supplements the prospectus dated effective March 27, 2026, as supplemented or amended from time to time (the "Prospectus"), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-287599). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 27, 2026 (the "Form 8-K"). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares and warrants, with an exercise price of $4.64 and expiration date of November 15, 2029 (the "Public Warrants"), are listed on The Nasdaq Capital Market ("Nasdaq") under the symbols "MDCX" and "MDCXW," respectively. On May 26, 2026, the last reported sales prices of the common shares and Public Warrants were $0.292 and $0.35, respectively.

We are an "emerging growth company" under applicable Securities and Exchange Commission rules and are eligible for reduced public company disclosure requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading "Risk Factors" beginning on page 7 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 27, 2026.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 20, 2026

MEDICUS PHARMA LTD.
(Exact name of registrant as specified in its charter)

Ontario	001-42408	98-1778211
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

300 Conshohocken State Road, Suite 200
Conshohocken, Pennsylvania, United States 19428
(Address of principal executive offices) (ZIP Code)

Registrant’s telephone number, including area code: (610) 540-7515

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Common shares, no par value	MDCX	NASDAQ Capital Market
Warrants, each exercisable for one common share at an exercise price of $4.64 per share	MDCXW	NASDAQ Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b -2 of this chapter).

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

The information provided in Item 2.03 is hereby incorporated by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On May 27, 2026, Medicus Pharma Ltd. (the "Company") entered into and closed on a note purchase agreement (the "Purchase Agreement") with Streeterville Capital, LLC, (the "Lender") providing for the issuance of two secured promissory notes: (i) a Secured Promissory Note A-1 in the original principal amount of $12,864,225 (the "A-1 Note") and (ii) a Secured Promissory Note B in the original principal amount of $10,000,000 (the "B Note" and together with the A-1 Note, the "Notes"). The A-1 Note carries an original issue discount ("OID") of $834,225 and the Company agreed to pay $30,000 to the Lender to cover the Lender's transaction costs, all of which amount is included in the initial principal balance of the A-1 Note. The B Note does not carry an OID.

At closing, the Lender paid $12 million to the Company and deposited an additional $10 million into an account at Lakeside Bank owned by the Company's newly formed wholly-owned subsidiary, MDCX Holdings, LLC, a Utah limited liability company ("MDCX Sub"), to be held pursuant to a Deposit Account Control Agreement entered into among MDCX Sub, the Lender, and Lakeside Bank (the "DACA"). The Company intends to utilize the net proceeds from closing of the Purchase Agreement to support the Company's clinical development programs, strategic business development initiatives and for other general corporate purposes. In addition, approximately $2.5 million of the proceeds from the Notes were used upon closing to repay and extinguish the outstanding balance and accrued interest owing on the debenture the Company has outstanding with YA II PN, Ltd., as described in that certain Current Report on Form 8-K dated September 18, 2025.

Each time the aggregate outstanding balance of all A Notes is reduced by $2 million, subject to certain conditions, the Company will have the right to exchange $1 million (or such other amount as the parties mutually agree) of the B Note for a new secured note in the same form as the A-1 Note (each, a "Note Exchange") pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the "Securities Act"). Notwithstanding the foregoing 2-to-1 formula, upon mutual consent of the Lender and the Company, any agreed-upon amount of the B Note may be exchanged from time to time into a corresponding new A Note. Each additional note issued pursuant to a Note Exchange will have the same maturity date, interest rate, OID percentage, and other economic and other terms as the A-1 Note. Upon completion of a Note Exchange, an amount equal to the portion of the outstanding balance of the B Note exchanged for the applicable A Note will be released from the deposit account and transferred to the Company's operating account.

Maxim Group LLC ("Maxim") served as placement agent for the transaction. In connection with the transactions contemplated in the Purchase Agreement, the Company agreed to pay Maxim a cash fee equal to $600,000 upon issuance of the A-1 Note and a cash fee equal to 5% of any cash released from the deposit account established in connection with the placement of the B Note to any operating account of the Company.

The principal amount of the A-1 Note is due eighteen months following the date of issuance. Interest under the A-1 Note accrues at a rate of 8.75% per annum. The A-1 Note can be prepaid in whole or in part at any time, subject to a prepayment premium of 110% if such prepayment occurs on or before twelve months from the date of issuance, or 115% if such prepayment occurs after twelve months from the date of issuance. Beginning seven months after the closing date, the Lender may redeem up to $500,000 per calendar month plus make whole interest calculated as if such amount had been held to the maturity date (a "Monthly Redemption"). Beginning six months after the closing date, the Lender may redeem up to 5% of the cumulative daily dollar trading volume of the Company's common shares, no par value (the "Common Shares") in the event the Common Shares trade at a price that is at least 15% greater than the "Minimum Price" as defined under The Nasdaq Stock Market LLC ("Nasdaq") Rule 5635(d) (a "Limited Redemption"). The Lender may effect a Limited Redemption within five trading days of the date that the Common Shares trade at a price that is at least 15% greater than the Minimum Price. The applicable Monthly Redemption amount is due and payable in cash within two trading days of the Company's receipt of a redemption notice from the Lender. The applicable Limited Redemption amount, plus a 10% premium, is due and payable in cash within two trading days of the Company's receipt of a redemption notice from the Lender.

The principal amount of the B Note is due eighteen months following the date of issuance. Interest under the B Note accrues at a rate of 5% per annum. The B Note can be prepaid in whole or in part at any time, subject to a prepayment premium of 110% if such prepayment occurs on or before twelve months from the date of issuance, or 115% if such prepayment occurs after twelve months from the date of issuance.

Each of the A-1 Note and B Note contain certain "Major Trigger Events" and "Minor Trigger Events," as more fully described in the Notes. At any time following the occurrence of a Major Trigger Event or Minor Trigger Event, the Lender may, upon prior written notice to the Company, increase the outstanding balance of the applicable Note by 15% for each Major Trigger Event and 5% for each Minor Trigger Event, subject to the limitations set forth in the A-1 Note and B Note. If the Company fails to timely cure a Major Trigger Event or Minor Trigger Event following receipt of a written cure demand notice from the Lender, such event will automatically become an "Event of Default," entitling the Lender to exercise the remedies set forth in the applicable Note, including acceleration of the outstanding balance and the imposition of a default interest rate.

The Company made various customary representations, warranties, and covenants in the Purchase Agreement, including obligations relating to SEC reporting, maintenance of its stock exchange listing, restrictions on certain issuances and encumbrances, and other matters as more fully set forth therein.

The Company's obligations under the Purchase Agreement are secured by the DACA, a guaranty from SkinJect, Inc., Medicus Pharma, Inc., Antev Limited, and MDCX Holdings, LLC (the "Guaranty"), a security agreement by Antev Limited granting the Lender a security interest in all of Antev Limited's assets (the "Antev Security Agreement"), a security agreement by the Company granting the Lender a security interest in all of the Company's assets (the "Company Security Agreement"), and an intellectual property security agreement by Antev Limited granting the Lender a security interest in all of Antev Limited's intellectual property (the "IP Security Agreement" and together with the Antev Security Agreement and the Company Security Agreement, the "Security Agreements").

The foregoing descriptions of the Purchase Agreement, A-1 Note, B Note, Security Agreements and Guaranty do not purport to be complete and are qualified in entirety by reference to the full text of such documents, copies of which are filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, and 10.7, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Item 3.01. Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On May 20, 2026, the Company received written notice (the "Notice") from the Listing Qualifications Department of the Nasdaq notifying the Company that it is not in compliance with the minimum Market Value of Listed Securities ("MVLS") requirement for continued listing on the Nasdaq Capital Market. Specifically, the Notice stated that the Company's MVLS had been below $35,000,000 for the previous 30 consecutive business days, and that the Company is therefore not in compliance with Nasdaq Listing Rule 5550(b)(2). The Notice also provides that the Company does not meet the alternative standards for continued listing on The Nasdaq Capital Market under Nasdaq Listing Rules 5550(b)(1) or 5550(b)(3), as it does not have a stockholders' equity of at least $2.5 million or net income from continuing operations of at least $500,000 in the most recently completed fiscal year or for two of the three most recently completed fiscal years.

The Notice has no immediate effect on the listing or trading of the Company's Common Shares or warrants on the Nasdaq Capital Market. The Common Shares and warrants will continue to trade under the symbols "MDCX" and "MDCXW," respectively.

In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has a period of 180 calendar days, or until November 16, 2026, to regain compliance with the MVLS requirement. To regain compliance, the Company's MVLS must close at or above $35,000,000 for a minimum of ten consecutive business days at any time during this 180-day compliance period.

In the alternative, the Company may also regain compliance with Nasdaq's continued listing standards by satisfying another listing standard pursuant to Nasdaq Listing Rule 5550(b), such as by demonstrating stockholders' equity of at least $2,500,000 pursuant to Nasdaq Listing Rule 5550(b)(1).

If the Company does not regain compliance with the MVLS requirement or satisfy an alternative listing standard by November 16, 2026, Nasdaq will provide written notice to the Company that its securities are subject to delisting, at which point the Company would have an option to appeal the delisting determination to a Nasdaq hearings panel.

The Company intends to actively monitor its MVLS and will consider available strategies to regain compliance with Nasdaq's continued listing requirements within the allotted compliance period. There can be no assurance, however, that the Company will be able to regain compliance with Nasdaq's MVLS requirement or any alternative listing standard within the 180-day compliance period.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Note Purchase Agreement dated May 27, 2026, by and between the Company and Streeterville Capital, LLC.
10.2	Secured Promissory Note A-1 dated May 27, 2026, made by the Company in favor of Streeterville Capital, LLC.
10.3	Secured Promissory Note B dated May 27, 2026, made by the Company in favor of Streeterville Capital, LLC.
10.4	Security Agreement dated May 27, 2026, by and between the Company and Streeterville Capital, LLC.
10.5	Security Agreement dated May 27, 2026, by and between Antev Limited and Streeterville Capital, LLC.
10.6	Intellectual Property Security Agreement dated May 27, 2026, by and between Antev Limited and Streeterville Capital, LLC.
10.7	Guaranty dated May 27, 2026, made by SkinJect, Inc., Medicus Pharma, Inc., Antev Limited, and MDCX Holdings, LLC for the benefit of Streeterville Capital, LLC.
104	Cover Page Interactive Data File (embedded with the Inline XBRL document).

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. Such forward-looking statements include, but are not limited to, the Company's intended use of the net proceeds from the Purchase Agreement, the Company's ability to satisfy its obligations under the Notes and the other transaction documents, and the Company's intention to regain compliance with the Nasdaq MVLS requirement or to satisfy an alternative listing standard. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements. In addition, forward-looking statements are typically identified by words such as "plan," "believe," "goal," "target," "aim," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, although the absence of these words or expressions does not mean that a statement is not forward-looking. Forward-looking statements are based on the current expectations and beliefs of the Company's management and are inherently subject to a number of factors, risks, uncertainties and assumptions and their potential effects. There can be no assurance that future developments will be those that have been anticipated. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, risks, uncertainties and assumptions, including the risks and uncertainties detailed from time to time in the Company's filings with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they were made. The Company does not assume any obligation to publicly update any forward-looking statement after it was made, whether as a result of new information, future events or otherwise, except as required by law or regulation. Investors are referred to the full discussion of risks and uncertainties associated with forward-looking statements and the discussion of risk factors contained in the Company's filings with the SEC, which are available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDICUS PHARMA LTD.

	By:	/s/ Raza Bokhari
Raza Bokhari
Executive Chairman and Chief Executive Officer

Date: May 27, 2026